664 Cruiser Lane

Belgrade, Montana 59714

(406) 388-0480

July 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Tim Buchmiller

Re:	Xtant Medical Holdings, Inc.
Registration Statement on Form S-3
Filed July 7, 2023
File No. 333-273169
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Xtant Medical Holdings, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on July 13, 2023, or as soon thereafter as is practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Emily Humbert of Fox Rothschild LLP at (612) 607-7076.

Thank you for your assistance in this matter. Should you have any questions, please call Ms. Humbert.

Very truly yours,

XTANT MEDICAL HOLDINGS, INC.

/s/ Sean E. Browne
Sean E. Browne
President and Chief Executive Officer

cc:	Amy E. Culbert, Esq.
Emily Humbert, Esq.